Exhibit 2.6

AGREEMENT AND PLAN OF MERGER

by and among

BIOLIFE SOLUTIONS, INC.,

as the Purchaser,

BLFS MERGER SUB, INC.,
as Merger Sub,

FORTIS ADVISORS LLC,
in the capacity as the Seller Representative,

and

SEXTON BIOTECHNOLOGIES, INC.,
as the Company,

Dated as of August 9, 2021

I. MERGER	5
1.1. Merger	5
1.2. Effective Time	5
1.3. Effect of the Merger	5
1.4. Tax Treatment	5
1.5. Certificate of Incorporation and Bylaws	5
1.6. Directors and Officers of the Surviving Corporation	5
1.7. Additional Action	6
1.8. Merger Consideration	6
1.9. Effect of Merger on Company Securities	6
1.10. Surrender of Company Securities and Disbursement of Merger Consideration	7
1.11. Effect of Transaction on Merger Sub Stock	9
1.12. Closing Calculations	9
1.13. Merger Consideration Adjustment	9
1.15. Taking of Necessary Action; Further Action	11
1.15. Appraisal and Dissenter’s Rights	11
1.16. Escrow	12
1.17. Post-Closing Payments	12
1.18. Discharge of Indebtedness and Transaction Expenses	12

II. CLOSING	13
2.1. Closing	13

III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	13
3.1. Organization and Standing	13
3.2. Authorization; Binding Agreement	13
3.3. Governmental Approvals	14
3.4. Non-Contravention	14
3.5. Capitalization	14
3.6. SEC Filings and Purchaser Financials	15
3.7. Absence of Certain Changes	16
3.8. Compliance with Laws	16
3.9. Actions; Orders; Permits	16
3.10. Merger Sub Activities	16
3.11. Investment Company Act	16
3.12. Finders and Brokers	16
3.13. Independent Investigation	16

IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	17
4.1. Organization and Standing	17
4.2. Authorization; Binding Agreement	17
4.3. Capitalization	18
4.4. Subsidiaries	19
4.5. Governmental Approvals	19
4.6. Non-Contravention	19
4.7. Financial Statements	19
4.8. Absence of Certain Changes	20
4.9. Compliance with Laws	20
4.10. Company Permits	21
4.11. Litigation	21
4.12. Material Contracts	21

4.13. Intellectual Property	23
4.14. Taxes and Returns	24
4.15. Real Property	25
4.16. Personal Property	26
4.17. Title to and Sufficiency of Assets	26
4.18. Employee Matters	26
4.19. Benefit Plans	27
4.20. Environmental Matters	29
4.21. Transactions with Related Persons	30
4.22. Insurance	30
4.23. Top Customers and Suppliers	30
4.24. Certain Business Practices	31
4.25. Investment Company Act	31
4.26. Finders and Brokers	31
4.27. Independent Investigation	31
4.28. No Other Representations	32

V. COVENANTS	32
5.1. Access and Information	32
5.2. Conduct of Business of the Company	33
5.3. No Solicitation	35
5.4. No Trading	36
5.5. Notification of Certain Matters	36
5.6. Efforts	37
5.7. Tax Matters	37
5.8. Further Assurances	37
5.9. The Registration Statement	37
5.10. Company Stockholder Approval	37
5.11. Public Announcements	37
5.12. Confidential Information	38
5.13. Documents and Information	39
5.14. Employees and Benefits	39
5.15. D&O Indemnity	40

VI. SURVIVAL AND INDEMNIFICATION	41
6.1. Survival	41
6.2. Indemnification by Participating Holders	41
6.3 Indemnification by the Purchaser	42
6.4. Limitations and General Indemnification Provisions	42
6.5. Indemnification Procedures	43
6.6. Indemnification Payments	44
6.7. Exclusive Remedy	45

VII. CLOSING CONDITIONS	45
7.1. Conditions to Each Party’s Obligations	45
7.2. Conditions to Obligations of the Company	45
7.3. Conditions to Obligations of the Purchaser	46
7.4. Frustration of Conditions	48

VIII. TERMINATION AND EXPENSES	48
8.1. Termination	48

8.2. Effect of Termination	49
8.3. Fees and Expenses	49

IX. MISCELLANEOUS	49
9.1. Notices	49
9.2. Binding Effect; Assignment	50
9.3. Third Parties	50
9.4. Waiver of Conflicts	50
9.5. Governing Law; Jurisdiction	51
9.6. WAIVER OF JURY TRIAL	51
9.7. Specific Performance	52
9.8. Severability	52
9.9. Amendment	52
9.10. Waiver	52
9.11. Entire Agreement	52
9.12. Interpretation	53
9.13. Counterparts	53
9.14. Seller Representative	53
9.15 Disclosure Schedules	56

X. DEFINITIONS	57
10.1. Certain Definitions	57
10.2. Section References	65

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Non-Competition Agreement
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of Escrow Agreement
Exhibit D	Illustrative Calculation of Working Capital
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of Certificate of Incorporation
Exhibit G	Registration Rights

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 9, 2021 by and among (i) BioLife Solutions, Inc., a Delaware corporation (the “Purchaser”), (ii) BLFS Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of the Purchaser (“Merger Sub”), (iii) Fortis Advisors LLC, a Delaware limited liability company solely in the capacity as the representative, agent and attorney-in-fact, from and after the Effective Time for the Participating Holders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (iv) Sexton Biotechnologies, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A.         The Company is a developer of bio production tools for cell and gene therapy intended to allow flexible integration to accelerate process development, whose products include purpose-built CGT tools and media, enabling biotech firms to increase the probability of positive clinical outcomes and reduce time-to-market, failure points and labor costs;

B.         The Purchaser directly owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C.         The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall be exchanged for the right for each Company Stockholder to receive its respective portion of the Merger Consideration (as defined herein), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (“DGCL”);

E.         The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and the boards of directors of the Company and Merger Sub have determined that they shall recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

F.         Simultaneously with the execution and delivery of this Agreement, the Person identified on Schedule I has entered into a Non-Competition and Non-Solicitation Agreement in favor of Purchaser and the Company, the form of which is attached as Exhibit A hereto (the, “Non-Competition Agreement”), which will become effective as of the Closing;

G.         The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

H.         Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
MERGER

1.1       Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2       Effective Time. On the Closing Date, the Parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger, substantially in the form attached hereto as Exhibit E, for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required by the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3      Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4       Tax Treatment. For United States federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5       Certificate of Incorporation and Bylaws. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holders of any of their equity securities, (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety in the form attached hereto as Exhibit F, and (b) the Bylaws of the Surviving Corporation shall automatically be amended and restated in their entirety to read identically to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation in such Bylaws shall be amended to be “Sexton Biotechnologies, Inc.”, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation.

1.6       Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of Merger Sub, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7        Additional Action . The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to make the Merger effective pursuant to the DGCL.

1.8        Merger Consideration. As consideration for the Merger, each Participating Holder shall be entitled to receive from the Purchaser an amount of consideration determined pursuant to Section 1.9 based on an aggregate consideration value (the “Merger Consideration”) equal to (a) Thirty Million Dollars ($30,000,000) plus (or minus if negative) (b) the Net Working Capital less the Target Net Working Capital Amount, minus (or plus if negative) (c) the amount of Closing Net Debt, minus (d) the amount of any unpaid Transaction Expenses; provided, that the amount of Merger Consideration otherwise payable at Closing to Participating Holders is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 1.16 and the deposit of the Representative Reserve Amount to the Representative Reserve Fund in accordance with Section 1.10(b), and after the Closing is subject to adjustment in accordance with Section 1.13 and reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI. Other than the payment of the Representative Reserve Amount to the Representative Reserve Fund, all Merger Consideration shall be payable in the form of shares of Purchaser Common Stock (the “Merger Consideration Shares”), which shall be valued at the Purchaser Stock Price (subject to appropriate adjustment for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during the period between such valuation determination and the Closing).

1.9        Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a)    Purchaser Shares. Each share of Company Stock held by the Purchaser or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor (the “Purchaser Shares”).

(b)    Company Preferred Stock. Each share of Company Preferred Stock (other than Purchaser Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted solely into the right to receive Merger Consideration in the amount of (i) thirty three cents ($0.33) (the “Per Share Preferred Return”), plus (ii) the Per Share Closing Merger Consideration, plus (iii) a contingent right to receive its Pro Rata Share of any Post-Closing Payment (together, the “Preferred Stock Merger Consideration”), subject to delivery of the Transmittal Documents in accordance with Section 1.10.

(c)    Company Common Stock. Each share of Company Common Stock (other than Purchaser Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time, including Restricted Shares, will automatically be cancelled and converted solely into the right to receive Merger Consideration in the amount of (i) the Per Share Closing Merger Consideration plus (ii) a contingent right to receive its Pro Rata Share of any Post-Closing Payment (together, the “Common Stock Merger Consideration”), subject to delivery of the Transmittal Documents in accordance with Section 1.10.

(d)    Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15

(e)    Company Options. On the terms and subject to the conditions of this Agreement, at the Effective Time, each outstanding Company Option, whether or not then vested and exercisable, shall become fully vested and be canceled and extinguished in exchange for the right to receive, with respect to each share of Company Common Stock subject to such Company Option, Merger Consideration in the amount of (i) (A) the Per Share Closing Merger Consideration, less (B) the per-share exercise price of such Company Option, (the “Closing Option Merger Consideration”) plus (ii) a contingent right to receive its Pro Rata Share of any Post-Closing Payment (collectively, the “Option Merger Consideration”). At or before the Closing, the Company, the Company board of directors or any committee thereof, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to provide that, at the Effective Time (i) each Company Option that is unexpired and unexercised as of the Effective Time, whether or not then vested, shall be canceled in exchange for the consideration described in this Section 1.9(e) and (ii) the Company Equity Plan shall be terminated.

(f)    Company Restricted Shares. Each share of Company Common Stock that remains restricted or unvested pursuant to a restricted stock award agreement (each such restricted or unvested share, a “Restricted Share”) as of immediately prior the Effective Time shall, as of immediately prior to the Effective Time, be deemed vested and any restricted periods applicable thereto shall expire. Each such share of Company Common Stock shall be converted into the right to receive the Common Stock Merger Consideration in accordance with Section 1.9(c). At or before the Effective Time, the Company’s board of directors or any committee thereof, as applicable, shall adopt any resolutions and take any actions that may be necessary to provide that, as of immediately prior to the Effective Time each Restricted Share shall be deemed vested and any restricted periods applicable thereto shall have expired.

1.10      Surrender of Company Securities and Disbursement of Merger Consideration.

(a)    Prior to the Effective Time, the Purchaser shall appoint Broadridge Financial Solutions, Inc., its transfer agent, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”). At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration Shares to be issued in respect of Company Stock pursuant to Section 1.9(b), 1.9(c) and 1.9(e). At least five (5) Business Days prior to the Closing Date, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder and each holder of Company Options, a letter of transmittal for use in such exchange, in the form attached hereto as Exhibit B (a “Letter of Transmittal”) (which, with respect to Company Stock, shall specify that the delivery of Company Certificates in respect of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates (or a Lost Certificate Affidavit) to the Exchange Agent) for use in such exchange.

(b)    At the Closing, the Parties shall cause the Company to pay, without adjustment to the calculation of Closing Company Cash, or, if the Company does not have sufficient cash, the Purchaser shall pay, $100,000 (the “Representative Reserve Fund Amount”) to the account specified for the Seller Representative in the Estimated Closing Statement (the “Representative Reserve Fund”).

(c)    Each Company Stockholder and holder of Company Options shall be entitled to receive the consideration for its Company Preferred Stock, Company Common Stock and Company Options as set forth in Section 1.9, but subject to the delivery to the Exchange Agent of, in respect of the Company Stock, the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), and, in respect of the Company Stock and Company Options, a properly completed and duly executed Letter of Transmittal (collectively, the “Transmittal Documents”). Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Preferred Stock Merger Consideration or Common Stock Merger Consideration attributable to such Company Certificate. After the Effective Time, the Purchaser shall cause the Exchange Agent to promptly (and in any event, within five (5) days after receipt of the applicable Transmittal Documents) deliver or cause to be delivered to such Company Stockholder and holder of Company Options from whom duly executed and properly transmitted Transmittal Documents have been received the Merger Consideration Shares to which such Person is entitled at Closing under Section 1.9 pursuant to the delivery instructions in such Person’s Letter of Transmittal.

(d)    If any portion of the Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Merger Consideration, or the Person in whose name such portion of the Merger Consideration is delivered or issued, shall have executed and delivered the Transmittal Documents, and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)    Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.10(e) shall be treated as a Company Certificate for all purposes of this Agreement.

(f)    After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.10. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(g)    All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.10(a) that remains unclaimed by Company Stockholders eighteen (18) months after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Merger Consideration in accordance with this Section 1.10 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)    Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded up in the aggregate to the nearest whole share of Purchaser Common Stock.

1.11      Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.12      Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Estimated Closing Statement”) setting forth (i) an estimated balance sheet of the Company as of the Closing Date and (a) a good faith calculation of the Company’s estimate of the Closing Net Debt, Net Working Capital and Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration, Per Share Closing Merger Consideration and Closing Option Merger Consideration based on such estimates, in reasonable detail, along with the amount owed to each third party payee of Indebtedness or Transaction Expenses and (b) the name, address and number and type of Company Securities held of record by each Company Stockholder and holder of Company Options and the Pro Rata Share of each and amount and type of Merger Consideration due to each as of the Closing (the “Allocation Schedule”). Promptly upon delivering the Estimated Closing Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Estimated Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Estimated Closing Statement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.13      Merger Consideration Adjustment .

(a)    Within ninety (90) days after the Closing Date, Purchaser shall deliver to Seller Representative a statement (the “Closing Statement”) certified by Purchaser’s Chief Financial Officer (the “CFO”) setting forth (i) a balance sheet of the Company as of the Reference Time and (ii) a good faith calculation of the Closing Net Debt, Net Working Capital and Transaction Expenses and each component thereof, in each case, as of the Reference Time, and the resulting Merger Consideration using the formula in Section 1.8. The Closing Statement shall be prepared, and the Closing Net Debt, Net Working Capital, and Transaction Expenses and the resulting Merger Consideration and Merger Consideration Shares shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b)    After delivery of the Closing Statement, each of the Seller Representative and the Purchaser, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Surviving Corporation and the Purchaser relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser, and their respective Representatives on their behalves, may make inquiries of the CFO and related Purchaser and Surviving Corporation personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and the Surviving Corporation shall provide reasonable cooperation in connection therewith. If the Seller Representative has any objections to the Closing Statement, the Seller Representative shall deliver to the Purchaser a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by the Seller Representative within thirty (30) days following the date of delivery of the Closing Statement, then the Seller Representative will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser do not reach a final resolution within such twenty (20) day period, then upon the written request of either the Purchaser or the Seller Representative (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Purchaser and the Seller Representative will mutually engage and refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.13(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either the Purchaser or the Seller Representative may require, by written notice to the other party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.13. The Parties acknowledge that any information provided pursuant to this Section 1.13 will be subject to the confidentiality obligations of Section 5.12.

(c)    If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.13 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.13(c). Each of the Seller Representative and the Purchaser agrees to execute and to require the Independent Expert to execute, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Participating Holders, and all other costs and expenses incurred by the Purchaser in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser will use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each of the Purchaser and the Seller Representative will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this this Section 1.13. With respect to each disputed item, the Independent Expert may not allow a value that is greater than the greatest value, or smaller than the smallest value, for such disputed item claimed by either party in the Closing Statement or Objection Statement, respectively. The activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than in the case of fraud or manifest error). A decision rendered by the Independent Expert pursuant to this Section 1.13 may be filed as a judgment in any court of competent jurisdiction. Either Purchaser or the Seller Representative may seek specific enforcement or take other necessary legal action to enforce any decision of the Independent Expert pursuant to this Section 1.13.

(d)    For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.13, less (y) the Merger Consideration that was issued at the Closing (including to the Escrow Account and to the Representative Reserve Fund) pursuant to the Estimated Closing Statement.

(i)    If the Adjustment Amount is a positive number, then Purchaser shall, within ten (10) Business Days after such final determination of the Merger Consideration, pay the additional Merger Consideration, in the form specified in Section 1.8 and Section 1.9, to the Participating Holders in accordance with their Pro Rata Shares, provided that the amount of additional Merger Consideration payable hereunder shall not exceed the value of the Escrow Property in the Escrow Account at the time.

(ii)    If the Adjustment Amount is a negative number, then the Seller Representative and the Purchaser shall, within three (3) Business Days after such final determination, provide joint written instructions to the Escrow Agent to distribute to Purchaser a number of Escrow Shares (and, after distribution of all Escrow Shares, other Escrow Property) with a value equal to the absolute value of the Adjustment Amount. Purchaser will promptly cancel any Escrow Shares distributed to it by the Escrow Agent promptly after its receipt thereof. The Escrow Account shall be the sole source of recovery for any payments by the Participating Holders under this Section 1.13(d), and the Participating Holders shall not be required under this Section 1.13(d) to pay any amounts in excess of the Escrow Property in the Escrow Account at such time.

1.14      Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.15      Appraisal and Dissenter’s Rights.’ No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.16      Escrow.

(a)    At or prior to the Closing, the Purchaser, the Seller Representative and Continental Stock Transfer and Trust Company (or such other escrow agent mutually acceptable to the Purchaser and the Company), as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in the form attached hereto as Exhibit C (the “Escrow Agreement”), pursuant to which the Purchaser shall issue to the Escrow Agent a number of shares of Purchaser Common Stock (with each share valued at the Purchaser Stock Price) equal to ten percent (10%) of the Net Merger Consideration (the “Escrow Amount”) (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of Section 1.13 and Article VI hereof and the Escrow Agreement. The Escrow Property shall be allocated among and transferred to the Participating Holders in accordance with their Pro Rata Shares. The Escrow Property shall serve as the sole source of payment for the obligations of the Participating Holders pursuant to Article VI (other than for Fraud Claims). Unless otherwise required by Law, all distributions made from the Escrow Account shall be treated by the Parties as an adjustment to the number of shares of Merger Consideration received by the Participating Holders pursuant to Article I hereof.

(b)    The Escrow Property shall not be subject to any indemnification claim to the extent made after the date which is eighteen (18) months after the Closing Date (the “Expiration Date”); provided, however, with respect to any indemnification claims made in accordance with Article VI hereof on or prior to the Expiration Date that remain unresolved at the time of the Expiration Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims (as determined based on the amount of the indemnification claim included in the Claim Notice provided by the Purchaser under Article VI and the Purchaser Stock Price as of the Expiration Date) shall remain in the Escrow Account until such time as such Pending Claim shall have been finally resolved and paid pursuant to the provisions of Article VI. After the Expiration Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an Indemnified Party, shall be transferred by the Escrow Agent to the Participating Holders that have previously delivered the Transmittal Documents in accordance with Section 1.10, with each such Participating Holder receiving its Pro Rata Share of such Escrow Property. Promptly after the final resolution of all Pending Claims and payment of all indemnification obligations in connection therewith, the Escrow Agent shall transfer any remaining Escrow Property remaining in the Escrow Account to the Participating Holders with each Participating Holder receiving its Pro Rata Share of such Escrow Property.

1.17      Post-Closing Payments. All Post-Closing Payments shall be distributed to Participating Holders in accordance with their Pro Rata Shares of such amounts.

1.18      Discharge of Indebtedness and Transaction Expenses. Following the Closing, the Purchaser shall and shall cause the Surviving Corporation to, timely discharge all Indebtedness and Transaction Expenses reflected in the calculation of Merger Consideration.

ARTICLE II
CLOSING

2.1    Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP, counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on September 1, 2021 or, if later, the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived (excluding the conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions by the Party entitled to the benefit therefrom), or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”). Except as otherwise set forth herein, all actions to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously and no actions will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”) or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

3.1    Organization and Standing. Each of the Purchaser and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its and Merger Sub’s Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

3.2    Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser and Merger Sub, and (b) no other corporate proceedings on the part of the Purchaser or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser or Merger Sub is or is to be a party shall be when delivered, duly and validly executed and delivered by the Purchaser and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser and Merger Sub, enforceable against the each in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3    Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, other than (a) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement and (b) applicable requirements, if any, of the Securities Act, the Exchange Act, or any state “blue sky” securities Laws, and the rules and regulations thereunder.

3.4    Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which each is a party, the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s or Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, conflict with or violate any Law, Order or Consent applicable to the Purchaser or Merger Sub or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser or Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract.

3.5    Capitalization.

(a)    The issued and outstanding total number and class of all equity securities of the Purchaser are set forth on Schedule 3.5(a). All outstanding Purchaser equity securities are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding equity securities of Purchaser have been issued in violation of any applicable securities Laws.

(b)    Prior to giving effect to the merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser.

(c)    Except as set forth on Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

(d)    The Merger Consideration Shares, when issued and delivered in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party or by which it is bound. The Merger Consideration Shares will be issued in compliance with all applicable securities Laws and, when issued, will be free and clear of all Liens (other than applicable restrictions on transfer imposed by applicable securities Laws applicable to securities generally). No Company Stockholder will have any obligation to make a further payment in connection with its acquisition of Merger Consideration Shares.

3.6    SEC Filings and Purchaser Financials .

(a)    Since January 1, 2018, Purchaser has timely filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Purchaser with the SEC under the Securities Act or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Purchaser’s annual reports on Form 10-K for each fiscal year of Purchaser beginning with the first year Purchaser was required to file such a form, (ii) Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in accordance with the requirements of the Securities Act, the Exchange Act and SOX, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)    The financial statements and notes of Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c)    Except for (i) those liabilities that are reflected or reserved for in its unaudited consolidated financial statements for the six months ended June 30, 2021 as filed with the SEC in its Quarterly Report on Form 10-Q before the execution of this Agreement, (ii) liabilities and obligations incurred as permitted under this Agreement, and (iii) liabilities incurred since June 30, 2021 in the ordinary course of business (none of which is a Liability for breach of Contract or violation of any applicable Law), Purchaser and its Subsidiaries do not have any material Liabilities.

3.7    Absence of Certain Changes. Except as set forth on Schedule 3.7, since June 30, 2021, Purchaser has (a) conducted its business only in the ordinary course of business and (b) not been subject to a Material Adverse Effect.

3.8    Compliance with Laws. The Purchaser is, and has since its formation been, in compliance in all material respects with all Laws applicable to it and the conduct of its business, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

3.9    Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

3.10    Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.11    Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.12    Finders and Brokers. Except as set forth on Schedule 3.12, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, Merger Sub or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.13    Independent Investigation. Without limiting Section 6.4(e) hereof, the Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Company, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:

4.1    Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for any failure to register in such other jurisdictions that would not result in a Material Adverse Effect. Schedule 4.1 lists all jurisdictions in which the Company is qualified to conduct business and all names other than its legal name under which the Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents, each as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents.

4.2    Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by unanimous written consent (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement.

4.3    Capitalization.

(a)    The Company is authorized to issue (i) 25,751,517 shares of Company Common Stock, 10,000,000 of which shares are issued and outstanding, and (ii) 15,151,517 shares of Company Preferred Stock, all of which shares are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a), along with the record owners thereof. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and were not issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it is bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the DGCL.

(b)    The Company has reserved 600,000 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. Of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (x) 249,524 of such shares are reserved for issuance upon exercise of currently outstanding Company Options, (y) none of such shares are currently issued and outstanding that were issued upon exercise of Company Options previously granted under the Company Equity Plan, and (z) 350,476 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder. Schedule 4.3(b) sets forth the record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule). Other than as set forth on Schedule 4.3(b), there are no securities convertible into equity interests of the Company or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings to which the Company is a party with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. Except as set forth on Schedule 4.3(b), as a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c)    Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; and (iii) the per share exercise price of each Company Option was equal or greater than the fair market value, as reasonably determined by the Company’s board of directors, of a share of Company Common Stock on the applicable grant date.

(d)    Except as disclosed in the Company Financials, since January 1, 2019, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4    Subsidiaries. The Company does not have any Subsidiaries (provided, that in the event of the breach of the foregoing representation and warranty, without limiting any rights or remedies available to the Parties under this Agreement, any reference in this Agreement to the Company will include its Subsidiary to the extent reasonably applicable). The Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. The Company is not a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5    Governmental Approvals. Except as otherwise described in Schedule 4.5, no material Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than such filings as are expressly contemplated by this Agreement.

4.6    Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company of this Agreement and each Ancillary Document to which any the Company is or is required to be a party, and the consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a material breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance of any material obligation required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the material properties or assets of the Company under, (viii) give rise to any obligation to obtain any material third party Consent or provide any material notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract.

4.7    Financial Statements.

(a)    As used herein, the term “Company Financials” means the (i) reviewed financial statements of the Company (including, in each case, any related notes thereto), consisting of the balance sheet of the Company as of December 31, 2020 and December 31, 2019, and the related income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, (the “Reviewed Company Financials”), and (ii) the Company prepared financial statements, consisting of the balance sheet of the Company as of June 30, 2021 (the “Interim Balance Sheet Date”) and the related income statement, changes in stockholder equity and statement of cash flows for the six (6) months then ended. True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) reflect fairly, in all material respects, the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP and the Accounting Principles, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), and (iii) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the operations and cash flows of the Company for the periods indicated. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)    The Company maintains books and records reflecting its assets and Liabilities and maintains internal accounting controls designed to provide reasonable assurance that (i) the Company does not maintain any off-the-book accounts and that the Company’s assets are used only in accordance with the Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, and (iv) accounts, notes and other receivables and inventory are properly recorded. All of the financial books and records of the Company have been maintained in the ordinary course and in accordance with applicable Laws. The Company has not been involved in any fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company. Since its formation, the Company has not received any written complaint, allegation, assertion or claim that the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls are not in compliance with applicable Law.

(c)    The Company does not have any Indebtedness for borrowed money other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of the Company for borrowed money contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company, or (iii) the ability of the Company to grant any Lien on its properties or assets.

(d)    Except as set forth on Schedule 4.7(d), the Company is not subject to any material Liabilities, except for those that are (i) adequately reflected or reserved on or provided for in the balance sheet of the Company as of the Interim Balance Sheet Date contained in the Company Financials, (ii) that were incurred after the Interim Balance Sheet Date in the ordinary course of business (other than Liabilities for breach of any Contract or violation of any Law), or (iii) incurred as Transaction Expenses or pursuant to the terms of this Agreement.

(e)    All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Company (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to the Company arising from its business.

4.8    Absence of Certain Changes. Except as set forth on Schedule 4.8, since the Interim Balance Sheet Date, each the Company has (a) conducted its business only in the ordinary course of business, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9    Compliance with Laws. The Company is not nor since its formation has it been in material conflict or material non-compliance with, or in material default or material violation of, nor has the Company received any written or, to the Knowledge of the Company, oral notice of any material conflict or material non-compliance with, or material default or material violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound.

4.10    Company Permits. The Company holds all material Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the material Company Permits are in full force and effect, and no suspension or cancellation of any of the material Company Permits is pending or, to the Company’s Knowledge, threatened. The Company is not in violation in any material respect of the terms of any material Company Permit, and the Company has not received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11    Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened (and no such Action has been brought since its formation); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since its formation, in either case of (a) or (b) by or against the Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Company must be related to their roles as such and the Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Company, will not have, either individually or in the aggregate, a Material Adverse Effect upon the Company. To the Knowledge of the Company, none of the current or former officers or directors of any the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12    Material Contracts.

(a)    Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which the Company is a party or by which the Company is bound (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i)    contains covenants that limit the ability of the Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)    involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)    involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument;

(iv)    evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any the Company having an outstanding principal amount in excess of $100,000;

(v)    involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business) or shares or other equity interests of the Company or another Person;

(vi)    relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Company, its business or material assets;

(vii)    by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Company under such Contract or Contracts of at least $100,000 per year;

(viii)    is with any Top Customer or Top Supplier;

(ix)    obligates the Company to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(x)    is between the Company and any directors, officers or employees of the Company (other than at-will employment arrangements with employees entered into in the ordinary course of business), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi)    obligates the Company to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xii)    relates to a material settlement of any Action entered into within two (2) years prior to the date of this Agreement or under which the Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)    provides another Person (other than any manager, director or officer of the Company) with a power of attorney;

(xiv)    relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any the Company, other than Contracts with customers in the ordinary course of business and Off-the-Shelf Software; or

(xv)    is otherwise material to the Company and not described in clauses (i) through (xiv) above.

(b)    Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) the Company is not in breach or default in any material respect under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any the Company, under such Company Material Contract; (v) the Company has not received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business; and (vi) the Company has not waived any material rights under any such Company Material Contract.

4.13    Intellectual Property.

(a)    Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned by the Company (“Company Registered IP”); and (ii) all material unregistered Intellectual Property owned or purported to be owned by the Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”)) (“Company IP Licenses”), under which the Company is a licensee of any material Intellectual Property. The Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property necessary for the conduct of its business, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Company has obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the Company without obligation to pay royalties, licensing fees or other fees, and the Company has recorded assignments of all Company Registered IP.

(b)    The Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses. The Company has performed all material obligations imposed on it in the Company IP Licenses required to be performed prior to the date hereof, has made all payments required to date, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by the Company are valid, in force and in good standing with all required fees and maintenance fees due and owing prior to the date hereof having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing.

(c)    Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which the Company is the licensor, other than licenses granted to customers of the Company in the ordinary course of business (each, an “Outbound IP License”). The Company has performed all material obligations imposed on it in the Outbound IP Licenses required to be performed prior to the date hereof, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder.

(d)    To the Company’s Knowledge, no Action is pending or threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the Company. Except as set forth in Schedule 4.13(d)the Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company. There are no Orders to which the Company is a party or is otherwise bound that (i) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by the Company. The Company is not currently infringing, and has not, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Company. To the Company’s Knowledge, no third party is currently, or has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned by the Company in any material respect.

(e)    All officers, directors, employees and independent contractors of the Company have assigned to the Company all Intellectual Property arising from the services performed for the Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of the Company have claimed any ownership interest in any Intellectual Property owned by the Company. To the Knowledge of the Company, there has been no violation of the Company’s policies or practices related to protection of Company Owned IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Company. The Company has taken commercially reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company Owned IP.

(f)    To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of the Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Company. The Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines.

4.14    Taxes and Returns.

(a)    The Company has or will have timely filed, or caused to be timely filed, all material federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b)    There is no Action currently pending or, to the Knowledge of the Company, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)    The Company is not being audited by any Tax authority nor has it been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d)    There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.

(e)    The Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f)    The Company does not have any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g)    The Company has not made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h)    The Company has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i)    The Company does not have any Liability for the Taxes of another Person that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Company is not party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Company with respect to any period following the Closing Date.

(j)    The Company has not requested, nor is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k)    The Company: (i) has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; and (ii) is not and has not ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

4.15    Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by the Company for the operation of the business of the Company, and of all current leases, lease guarantees, and agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable against the Company and, to the Knowledge of the Company, each other party thereto in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other party under any of the Company Real Property Leases, and the Company has not received written notice of any such condition. The Company does not own and has not ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16    Personal Property. Each item of Personal Property which is currently owned or leased by the Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto (such leases, including all amendments, terminations and modifications thereof or waivers thereto, the “Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Company. The operation of the Company’s business as it is now conducted is not dependent upon the right to use any material Personal Property of Persons other than the Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable against the Company and, to the Knowledge of the Company, each other party thereto, in accordance with their terms and are in full force and effect.

4.17    Title to and Sufficiency of Assets. The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the Interim Balance Sheet and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Company constitute all of the material assets, rights and properties that are required in the operation of the businesses of the Company as it is now conducted, and taken together, are adequate and sufficient for the operation of the business of the Company as currently conducted in all material respect.

4.18    Employee Matters.

(a)    The Company is not a party to any collective bargaining agreement or other similar Contract covering any group of employees, labor organization or other representative of any of the employees of the Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor Actions, if any, that are pending or, to the Knowledge of the Company, threatened between the Company and Persons employed by or providing services as independent contractors to the Company. No current officer of the Company has provided the Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with the Company.

(b)    Except as set forth in Schedule 4.18(b), the Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other applicable Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against the Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business). There are no Actions pending or, to the Knowledge of the Company, threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such applicable Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)    Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Company showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Company)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ending December 31, 2020, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with the Company and each is employed “at will”, and (B) the Company has paid in full to all its employees all wages, salaries, commission, bonuses and other compensation due to their employees as of or prior to the date hereof, including overtime compensation, and the Company does not have any Liability with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement. Except as set forth in Schedule 4.18(c), each Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d)    Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by the Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with the Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or have ever been, engaged by the Company have been properly treated as independent contractors and not employees of the Company.

4.19    Benefit Plans.

(a)    Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan sponsored, administered or maintained by the Company for Company employees (excluding, for the avoidance of doubt, any Benefit Plan sponsored, administered or maintained by any professional employer organization in which Company employees may participate pursuant to an agreement with such professional employer organization) (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. The Company is not and has not in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does the Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(b)    Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Company has requested an initial favorable IRS determination of qualification or exemption within the period permitted by applicable Law.

(c)    With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of the Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority.

(d)    With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the date hereof have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e)    No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and the Company has not incurred any Liability under Title IV of ERISA. The Company does not currently maintain and has never maintained, and is not required currently and has never been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f)    Except as set forth on Schedule 4.19(f), there is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Company and no arrangement exists pursuant to which the Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g)    With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of the Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. The Company has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h)    Except as set forth on Schedule 4.19(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has not incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i)    Except to the extent required by Section 4980B of the Code or similar state Law, the Company does not provide health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j)    Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 4.19(j). Each Section 409A Plan has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. The Company does not have any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any the Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20    Environmental Matters. Except as set forth in Schedule 4.20:

(a)    The Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit.

(b)    The Company is not the subject of any outstanding Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any Liabilities under any Environmental Laws.

(c)    No Action has been made or is pending, or to the Company’s Knowledge, threatened against the Company or any assets of the Company alleging either or both that the Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)    The Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material in a manner that has given or would reasonably be expected to give rise to any material Liability under applicable Environmental Laws.

(e)    There is no investigation of the business, operations, or currently owned, operated, or leased property of the Company or, to the Company’s Knowledge, previously owned, operated, or leased property of the Company pending or, to the Company’s Knowledge, threatened that would reasonably be expected to lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)    To the Knowledge of the Company, there is not located at any of the properties of the Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)    The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Company, in each case, to the extent in the Company’s possession.

4.21    Transactions with Related Persons. Except as set forth on Schedule 4.21, neither the Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past has been, a party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the ordinary course of business) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, the Company does not have outstanding any Contract with any Related Person (other than employment agreements), and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is material to the business of the Company. The assets of the Company do not include any receivable or other obligation from a Related Person, and the liabilities of the Company do not include any payable or other obligation or commitment to any Related Person.

4.22    Insurance.

(a)    Schedule 4.22(a) lists all insurance policies held by the Company relating to the Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Company is otherwise in material compliance with the terms of such insurance policies. The Company does not have any self-insurance or co-insurance programs. Since its formation the Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)    Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by the Company. The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company. The Company has not made any claim against an insurance policy as to which the insurer is denying coverage.

4.23    Top Customers and Suppliers. Schedule 4.23 lists, by dollar volume received or paid, as applicable, for the twelve (12) months ended on December 31, 2020 and for the six (6) months ended June 30, 2021, the ten (10) largest customers of the Company (the “Top Customers”) and the ten largest suppliers of goods or services to the Company (the “Top Suppliers”), along with the amounts of such dollar volumes. (i) No Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, provided any notice that it intends to cancel or otherwise terminate, any material relationships of such Person with the Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened in writing to stop, decrease or limit materially its material relationships with a the Company or threatened in writing to stop, decrease or limit materially its products or services to the Company or its usage or purchase of the products or services of the Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer has threatened in writing to refuse to pay any amount due to the Company or seek to exercise any remedy against the Company, and (iv) the Company has not, within the past two (2) years, been engaged in any material dispute with any Top Supplier or Top Customer.

4.24    Certain Business Practices.

(a)    Neither the Company, nor any of its Representatives acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment in exchange for any favorable treatment for the Company. Neither the Company, nor any of its Representatives acting on its behalf has given or agreed to give any unlawful gift or benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.

(b)    The operations of the Company are and have been conducted at all times in compliance with applicable money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)    Neither the Company nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Company has not, since its formation, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.25    Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.26    Finders and Brokers. Except as set forth in Schedule 4.26, the Company has not incurred any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.27    Independent Investigation. Without limiting Section 6.4(e) hereof, the Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.28    No Other Representations. Notwithstanding any provision of this Agreement to the contrary, except for the representations and warranties made by the Company in this Article IV, none of the Company, Company Stockholders, or any other Person makes any representation or warranty with respect to the Company or its businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Purchaser of any documentation, forecasts, projections, plans or other information with respect to any one or more of the foregoing. Except for the representations and warranties made by the Company in this Article IV, all other representations and warranties, whether express or implied, are expressly disclaimed by the Company.

ARTICLE V
COVENANTS

5.1    Access and Information.

(a)    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 5.12, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company, as the Purchaser or its Representatives may reasonably request regarding the Company and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and request each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, nothing herein shall require the Company to provide access or to disclose any information to the Purchaser or its Representatives if such access or disclosure (i) would be in violation of Law applicable to the Company; or (ii) would result in the waiver of any applicable attorney-client privilege.

(b)    During the Interim Period, subject to Section 5.12, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any) and request each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, nothing herein shall require the Purchaser to provide access or to disclose any information to the Company or its Representatives if such access or disclosure (i) would be in violation of Law applicable to the Purchaser; or (ii) would result in the waiver of any applicable attorney-client privilege.

(c)    Other than (i) as arranged through the Company, or (ii) as expressly provided in this Agreement, the Purchaser is not authorized to and shall not (and shall instruct its Representatives to not) contact any customer, supplier, distributor, lender or other material business relations of the Company, in each case, regarding this Agreement or the transactions contemplated hereby prior to the Closing.

5.2    Conduct of Business of the Company.

(a)    Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.2, the Company shall (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply, in all material respects, with all Laws applicable to the Company and its businesses, assets and employees, and (iii) use commercially reasonable efforts to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, all as consistent with past practice.

(b)    Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement, the Ancillary Documents or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(i)    amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)    authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)    split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)    incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $100,000 individually or $250,000 in the aggregate;

(v)    increase the wages, salaries or compensation of its employees other than in the ordinary course of business, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business;

(vi)    make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii)    transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Company customers in the ordinary course of business), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets or other material proprietary information;

(viii)    terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business;

(ix)    fail to maintain its books, accounts and records in all material respects in the ordinary course of business;

(x)    establish any Subsidiary or enter into any new line of business;

(xi)    fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii)    revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or applicable Law;

(xiii)    waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, unless such amount has been reserved in the Company Financials;

(xiv)    close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv)    acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xvi)    make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate;

(xvii)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii)    voluntarily incur any Liability in excess of $100,000 individually or $250,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix)    sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx)    enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi)    accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business;

(xxii)    enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business); or

(c)    authorize or agree to do any of the foregoing actions.

5.3    No Solicitation.

(a)    For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Company (other than in the ordinary course of business) or (y) any material portion of the shares or other equity interests or profits of the Company (other than issuances of shares in accordance with the conversion or exchange of existing securities or issuances of incentive equity in the ordinary course of business), in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a business combination involving Purchaser.

(b)    During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c)    Each Party shall notify the others as promptly as practicable (and in any event within forty eight (48) hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.4    No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party as would violate Federal Securities Laws, take any other action with respect to the Purchaser in violation of such Federal Securities Laws, or cause or encourage any third party to do any of the foregoing.

5.5    Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.6    Efforts. Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

5.7    Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.8    Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.9    The Registration Statement. Purchaser hereby covenants and agrees to file a registration statement on Form S-3 or equivalent form (“Registration Statement”) with the SEC to register the resale of the Merger Consideration Shares, no later than September 2, 2021 and in any event it shall register such shares for resale on the next registration statement on Form S-1, Form S-3 or equivalent form that it files with the SEC, and to use its commercially reasonable efforts to cause the Registration Statement to become effective as promptly as possible after such filing. The Purchaser hereby provides the recipients of the Merger Consideration Shares with the rights set forth in Exhibit G.

5.10    Company Stockholder Approval. The Company shall seek the written consent of the Company Stockholders, in form and substance reasonably acceptable to Purchaser, to approve and adopt this Agreement and the Merger and all of the other transactions contemplated by this Agreement within five (5) Business Days after the date of this Agreement.

5.11    Public Announcements.

(a)    The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)    The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review and comment upon prior to filing (with the Company reviewing and commenting upon such Signing Filing in any event no later than the third (3rd) Business Day after its receipt thereof). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative shall review and may comment upon prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary in connection with the transactions contemplated hereby.

5.12    Confidential Information.

(a)    The Company and the Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.12(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.12(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b)    The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.12(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.12(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

5.13    Documents and Information. After the Closing Date, the Purchaser shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company in existence on the Closing Date and make the same available for inspection and copying by the Seller Representative during normal business hours of the Purchaser and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including the Surviving Corporation) without first advising the Seller Representative in writing and giving the Seller Representative a reasonable opportunity to obtain possession thereof.

5.14    Employees and Benefits.

(a)    The Purchaser has no present intention to terminate the employment of any employees of the Company.

(b)    For a period of one (1) year following the Closing Date, the Purchaser shall, or shall cause the Surviving Corporation to, provide to each employee who remains with the Surviving Corporation (i) a base salary or wages that are not less than the base salary or wages provided to such employee immediately prior to the Closing, (ii) variable/incentive/bonus pay programs that, taken as a whole, are substantially similar in value (excluding any value attributable to equity and equity-based compensation) to those provided to such employee immediately prior to the Closing and (iii) other benefit plans and arrangements that are comparable in the aggregate to, those provided to such employee immediately prior to the Closing Date. Notwithstanding the foregoing, this Section 5.14 shall not limit the obligation of any of the Purchaser, the Surviving Corporation or their Affiliates to comply with Laws or to maintain any compensation arrangement or benefit plan in effect. No provision of this Agreement shall be construed as a guarantee of continued employment of any employee for any specified period following the Closing, and this Agreement shall not be construed so as to prohibit the Purchaser and the Surviving Corporation from having the right to terminate the employment of any employee; provided, however, that any such termination is effected in accordance with Law.

(c)    To the extent applicable with respect to employee benefit plans, programs and arrangements that are established or maintained by the Purchaser and its Affiliates (including, for periods after the Closing, the Surviving Corporation) for the benefit of employees of the Company (“Purchaser Plans”), employees (and their eligible dependents) shall be given credit for their service with the Company (i) for eligibility and vesting purposes, and solely for purposes of vacation and severance, for benefit accrual purposes, to the extent such service was taken into account under a corresponding Company Benefit Plan immediately prior to the Closing, and (ii) to the extent allowed under the Purchaser Plans, for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations, and to the extent the Purchaser Plans receive all necessary information from the applicable Company Benefit Plans, shall be given credit for amounts paid under a corresponding Company Benefit Plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Purchaser Plans. Notwithstanding the foregoing provisions of this Section 5.14(c), service and other amounts shall not be credited to employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in duplication of benefits.

(d)    On and after Closing, Purchaser and the Surviving Corporation shall be responsible for any and all notices, Liabilities, costs, payments and expenses arising from any action by the Purchaser or the Surviving Corporation (including breach of Contract, defamation or retaliatory discharge) regarding the employees, including any such Liability (i) under any Law that relates to employees, employee benefit matters or labor matters, (ii) for dismissal, wrongful termination or constructive dismissal or termination, or severance pay or other termination pay, or (iii) under or with respect to any benefit plan, program, collective bargaining agreement, Contract, policy, commitment or arrangement of the Company, including with respect to severance or retention plans, or to the extent such severance or retention plans provide payments or benefits with respect to any employee.

(e)    In any termination or layoff of any employees of the Company by the Purchaser or the Surviving Corporation on or after the Closing, the Purchaser and the Surviving Corporation will comply fully, if applicable, with the WARN Act and all other applicable Laws requiring notice to employees. The Purchaser shall not, and shall cause the Surviving Corporation to not, at any time prior to sixty (60) days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act or similar Laws affecting in whole or in part any facility, site of employment, operating unit or employee of the Company without complying fully with the requirements of the WARN Act or similar Laws. The Purchaser and the Surviving Corporation will bear the cost of compliance with any such Laws.

5.15    D&O Indemnity.

(a)    For six (6) years from and after the Closing Date, the Purchaser agrees to, and to cause the Surviving Corporation to, jointly and severally indemnify and hold harmless all of the Company’s past and present officers, managers and directors to the same extent such persons are indemnified by the Company as of the date hereof pursuant to the Organizational Documents of the Company and any applicable Contracts, for acts or omissions occurring at or prior to the Closing Date.

(b)    Notwithstanding anything contained in this Agreement to the contrary, this Section 5.15 shall survive the consummation of the Closing indefinitely. In the event that the Purchaser, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, the Purchaser shall cause the successors and assigns of the Purchaser or the Surviving Corporation, as the case may be, to expressly assume and be bound by the obligations set forth in this Section 5.15.

(c)    The obligations of the Purchaser and the Surviving Corporation under this Section 5.15 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.15 applies without the written consent of such affected indemnitee.

ARTICLE VI
SURVIVAL AND INDEMNIFICATION

6.1    Survival. All representations and warranties of the Company and the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until and including the Expiration Date; provided, however, that (i) the representations and warranties contained in Sections 3.1 (Organization and Standing), 3.2 (Authorization; Binding Agreement), 3.5 (Capitalization), 3.12 (Finders and Brokers), 4.1 (Organization and Standing), 4.2 (Authorization; Binding Agreement), 4.3 (Capitalization), 4.4 (Subsidiaries) and 4.26 (Finders and Brokers), shall survive until seven (7) years after the Closing Date (the “Fundamental Representations”) and (ii) the representations and warranties contained in Sections 4.14 (Taxes and Returns) and 4.19 (Benefit Plans), shall each survive until sixty (60) days after the expiration of the applicable statute of limitations. Additionally, Fraud Claims shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 6.1 then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms.

6.2    Indemnification by Participating Holders. Subject to the terms and conditions of this Article VI and as acknowledged in the Letter of Transmittal executed by each Participating Holder, from and after the Closing, the Participating Holders and their respective successors and assigns (each, with respect to any claim made pursuant to this Agreement, a “Company Indemnifying Party”) will severally (based on their Pro Rata Share) indemnify, defend and hold harmless the Purchaser, its Affiliates and each of their respective officers, directors, managers, employees, successors and permitted assigns (each, with respect to any claim made pursuant to this Agreement, a “Purchaser Indemnified Party”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Purchaser Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (a) the breach of any representation or warranty made by the Company set forth in this Agreement or in any certificate delivered in connection herewith by the Company, any Participating Holder or the Seller Representative; (b) the breach of any pre-Closing covenant or agreement on the part of the Company set forth in this Agreement or in any certificate delivered in connection herewith by the Company, any Participating Holder or the Seller Representative; (c) any Action by Person(s) who were holders of equity securities of the Company, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Company, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (d) any Indebtedness of the Company which was not shown on the final Closing Statement pursuant to Section 1.13. Notwithstanding the foregoing, no Participating Holder shall have any Liability for any breach of a representation, warranty, covenant or agreement of any other Participating Holder in such other Participating Holders’ Letter of Transmittal or other Ancillary Documents.

6.3    Indemnification by the Purchaser. Subject to the terms and conditions of this Article VI, from and after the Closing, the Purchaser and its successors and assigns (each, with respect to any claim made pursuant to this Agreement, a “Purchaser Indemnifying Party” and, together with the Company Indemnifying Parties, the “Indemnifying Parties”) will indemnify, defend and hold harmless the Participating Holders, their Affiliates and each of their respective officers, directors, managers, employees, successors and permitted assigns (each, with respect to any claim made pursuant to this Agreement, a “Company Indemnified Party” and, together with the Purchaser Indemnified Parties, the “Indemnified Parties”) from and against any and all Loss paid, suffered or incurred by, or imposed upon, any Company Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (a) the breach of any representation or warranty made by the Purchaser set forth in this Agreement or in any certificate delivered by the Purchaser or any of its Representatives; or (b) the breach of any covenant or agreement on the part of the Purchaser set forth in this Agreement or in any certificate delivered by the Purchaser or its Representatives.

6.4    Limitations and General Indemnification Provisions.

(a)    Except as otherwise expressly provided in this this Article VI, the Indemnified Parties will not be entitled to receive any indemnification payments under clause (a) of Section 6.2 unless and until the aggregate amount of Losses incurred by the applicable Indemnified Parties for which they are otherwise entitled to indemnification under this Article VI exceeds One Hundred Fifty Thousand Dollars ($150,000) (the “Basket”), in which case the Purchaser Indemnifying Parties or Company Indemnifying Parties, as applicable, shall be obligated to the applicable Indemnified Parties for the amount of all Losses of the Indemnified Parties from the first dollar of Losses of the Indemnified Parties required to reach the Basket; provided, however, that the Deductible shall not apply to (i) indemnification claims for breaches of any of the Fundamental Representations or (ii) Fraud Claims.

(b)    The maximum aggregate amount of indemnification payments to which the Company Indemnifying Parties will be obligated to pay in the aggregate (excluding Fraud Claims) shall not exceed the amount of the Escrow Property in the Escrow Account at such time, and in the case of Fraud Claims, shall not exceed an amount equal to the Merger Consideration actually paid (based on the Purchaser Stock Price). The maximum aggregate amount of indemnification payments to which the Purchaser Indemnifying Parties will be obligated to pay in the aggregate (excluding Fraud Claims) shall not exceed an amount equal to ten percent (10%) of the Net Merger Consideration, and in the case of Fraud Claims, shall not exceed an amount equal to the Merger Consideration actually paid (based on the Purchaser Stock Price).

(c)    In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include any punitive, special or exemplary damages except to the extent actually paid to a third party in a Third Party Claim.

(d)    Solely for purposes of determining the amount of Losses under this Article VI (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality, Material Adverse Effect or words of similar import or effect will be deemed to have been made without any such qualification.

(e)    No investigation or knowledge by an Indemnified Party or their respective Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VI, with respect thereto.

(f)    The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds or other offsetting recoveries paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(g)    Each Person entitled to indemnification under this Article VI shall take commercially reasonable steps to mitigate all Losses after becoming aware of any event which gives rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith.

(h)    Any Losses for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach or inaccuracy of more than one representation, warranty, covenant, or agreement of this Agreement.

6.5    Indemnification Procedures.

(a)    The Seller Representative shall have the sole right to act on behalf of the Company Indemnifying Parties and Company Indemnified Parties with respect to any indemnification claims made pursuant to this Article VI, including defending and settling any indemnification claims hereunder and receiving any notices on behalf of the Company Indemnifying Parties and Company Indemnified Parties.

(b)    In order to make a claim for indemnification hereunder, an Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Party and, in the case of a Purchaser Indemnified Party, to the Escrow Agent, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Indemnified Party may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to the Indemnifying Party and, if the case of a Purchaser Indemnified Party, the Escrow Agent); provided, that the copy of any Claim Notice provided to the Escrow Agent shall be redacted for any confidential or proprietary information of the Indemnifying Party or the Indemnified Party described in clause (i).

(c)    In the case of any claim for indemnification under this Article VI arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Indemnified Party must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Party promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially prejudiced by the failure to give such notice. The Indemnifying Party will have the right to defend and to direct the defense against any such Third Party Claim in its name and at its expense, and with counsel selected by the Indemnifying Party, unless (i) the Indemnifying Party fails to acknowledge fully to the Indemnified Party the obligations of the Indemnifying Party to the Indemnified Party (subject to the limitations in this Article VI) within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Party and the Indemnified Party in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim, (C) such claim is criminal in nature, would reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Party or (D) the amount of the Third Party Claim exceeds or is reasonably expected to exceed the remaining applicable limit on indemnification obligations pursuant to Section 6.4(b) (after deducting any amounts for pending but unresolved indemnification claims and resolved but unpaid indemnification claims). If the Indemnifying Party elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Indemnified Party of its intent to do so, and the Indemnified Party will, at the request and expense of the Indemnifying Party, cooperate in the defense of such Third Party Claim. If the Indemnifying Party elects not to, or at any time is not entitled under this Section 6.5 to, compromise or defend such Third Party Claim, fails to notify the Indemnified Party of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Party will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Party’s right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that that requires the taking or restriction of any action (including the payment of money not indemnified pursuant to this Article VI and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed). The Indemnified Party will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to direct the defense.

(d)    With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Party will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If the Indemnifying Party does not respond within such thirty (30) days, the Indemnifying Party will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VI and will have no further right to contest the validity of such Claim Notice. If the Indemnifying Party responds within such thirty (30) days and rejects such claim in whole or in part, the Indemnified Party will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

6.6    Indemnification Payments. Any indemnification claims against the Purchaser Indemnifying Parties shall be satisfied by wire transfer from Purchaser of immediately available funds in accordance with the instructions provided by Seller Representative. Any indemnification claims against the Company Indemnifying Parties (other than for Fraud Claims) shall be satisfied solely by the Escrow Property (with such indemnification first applied against the Escrow Shares and then against any other Escrow Property), and no Company Indemnifying Party shall be required to make any out-of-pocket payment for indemnification other than in connection with Fraud Claims. Any indemnification obligation of an Indemnifying Party under this Article VI will be paid within five (5) Business Days after the determination of such obligation in accordance with this Article VI (and the Purchaser and the Seller Representative will provide or cause to be provided to the Escrow Agent any written instructions or other information or documents required by the Escrow Agent to make any payment required to be made from the Escrow Property). With respect to any indemnification payment to be made by a Company Indemnifying Party, the value of each Escrow Share or any other share of Purchaser Common Stock for purposes of determining the indemnification payment shall be the Purchaser Stock Price on the date that the indemnification claim is finally determined in accordance with this Article VI. Any Escrow Shares or other shares of Purchaser Common Stock received by Purchaser as an indemnification payment shall be promptly cancelled by Purchaser after its receipt thereof.

6.7    Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims or claims seeking injunctions, specific performance or other equitable relief (including pursuant to Section 9.7), or claims explicitly provided for pursuant to the terms of the Letters of Transmittal or other Ancillary Documents, indemnification pursuant to this Article VI shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

ARTICLE VII
CLOSING CONDITIONS

7.1    Conditions to Each Party’s Obligations’. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a)    Required Company Stockholder Approval. In accordance with the DGCL and the Company’s Organizational Documents, written consents shall have been obtained pursuant to which the requisite Company Stockholders (including any holders of a separate class or series of stock that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(b)    Requisite Consents. The Consents required to be obtained from or made with any third Person in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(b) shall have each been obtained or made.

(c)    No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

7.2    Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver by the Company (where permissible) of the following conditions:

(a)    Representations and Warranties. All of the representations and warranties of the Purchaser and Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser or Merger Sub pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b)    Agreements and Covenants. The Purchaser and Merger Sub shall have performed in all material respects all of the Purchaser’s and Merger Sub’s obligations and complied in all material respects with all of the Purchaser’s and Merger Sub’s agreements and covenants under this Agreement to be performed or complied with by each on or prior to the Closing Date.

(c)    No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d)    Closing Deliveries.

(i)    Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).

(ii)    Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s and Merger Sub’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s and Merger Sub’s boards of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which each is a party or by which each is bound, and the consummation of the transactions contemplated hereby and thereby, and (C) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser or Merger Sub is or is required to be a party or otherwise bound.

(iii)    Good Standing. The Purchaser shall have delivered to the Company a good standing certificate for the Purchaser and for Merger Sub certified as of a date no earlier than ten (10) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization.

(iv)    Escrow Agreement. The Company shall have received a copy of the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent.

7.3    Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 7.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver by the Purchaser (where permissible) of the following conditions:

(a)    Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company.

(b)    Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement which is continuing and uncured.

(d)    Certain Ancillary Documents. Each Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)    Closing Deliveries.

(i)    Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c)

(ii)    Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and recommending the approval and adoption of the same by the Company Stockholders, and (C) evidence that the Required Company Stockholder Approval has been obtained.

(iii)    Good Standing. The Company shall have delivered to the Purchaser a good standing certificate for the Company certified as of a date no earlier than ten (10) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization.

(iv)    Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v)    Escrow Agreement. The Purchaser shall have received a copy of the Escrow Agreement, duly executed by the Seller Representative and the Escrow Agent.

(vi)    Resignations. The Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company identified on Schedule 7.3(e)(vi).

(vii)    Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Company and any Company Stockholders or other Related Persons set forth on Schedule 7.3(e)(vii) shall have been terminated with no further obligation or Liability of the Company thereunder.

7.4    Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Company Stockholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII
TERMINATION AND EXPENSES

8.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)    by mutual written consent of the Purchaser and the Company;

(b)    by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by September 30, 2021 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)    by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d)    by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e)    by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f)    by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Company following the date of this Agreement which is uncured and continuing;

(g)    by written notice by the Company to the Purchaser, if there shall have been a Material Adverse Effect on the Purchaser following the date of this Agreement which is uncured and continuing; or

(h)    by written notice by either the Purchaser or the Company to the other, if the Required Company Stockholder Approval is not obtained within two (2) Business Days after the date hereof.

8.2    Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.11, 5.12, 8.3, and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in Sections 8.3 and this Section 8.2 and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.

8.3    Fees and Expenses. Subject to Section 9.14, and the obligations set forth in Exhibit G, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

ARTICLE IX
MISCELLANEOUS

9.1    Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice); provided that any notices deliverable to the Seller Representative shall be delivered solely via email or facsimile:

If to the Purchaser or Merger Sub at or prior to the Closing, to:

BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Attn: Roderick de Greef
Telephone No.: (425)402-1400

Email: rdegreef@BioLifeSolutions.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Company, to: Sexton Biotechnologies, Inc. 1102 Indiana Avenue, Indianapolis, IN 46202 Attn: Sean Werner Email: sean.werner@sextonbio.com with a copy (which will not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

600 E. 96th Street, Suite 600

Indianapolis, Indiana 46240

Attn: Dan Boeglin
Facsimile No.: (317) 569-4800
Telephone No.: (317) 569-4644
Email: dan.boeglin@faegredrinker.com

If to the Seller Representative to: Fortis Advisors LLC Attn: Notices Department Facsimile No.: (858) 408-1843 Telephone No.: (858( 200-8688 Email: notices@fortisrep.com with a copy (which will not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

600 E. 96th Street, Suite 600

Indianapolis, Indiana 46240

Attn: Dan Boeglin
Facsimile No.: (317) 569-4800
Telephone No.: (317) 569-4644
Email: dan.boeglin@faegredrinker.com

9.2    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto, except as set forth in Section 5.9, Section 5.15, Section 9.4 and Article VI or in respect of any rights provided to the Participating Holders hereunder or thereunder.

9.4    Waiver of Conflicts .

(a)    The Parties acknowledge and agree that Faegre Drinker Biddle & Reath LLP has represented the Company in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that the Company Stockholders, or certain of them, have a reasonable expectation that Faegre Drinker Biddle & Reath LLP may represent them in connection with any claim or Action involving any the Company Stockholders, on the one hand, and the Purchaser or its Affiliates, on the other hand, arising under this Agreement or the transactions contemplated hereby. The Purchaser hereby, on behalf of itself and its Affiliates and their respective successors and assigns, hereby irrevocably (a) agrees to any such representation in any such matter and (b) waives any actual or potential conflict arising from any such representation in the event of any adversity between the interests of any Company Stockholder, on the one hand, and the Purchaser, the Surviving Corporation or their Affiliates, on the other hand, in any such matter.

(b)    The Parties to this Agreement agree that, immediately prior to the Closing, without the need for any further action (i) all right, title and interest of the Company in and to all Privileged Communications shall thereupon transfer to and be vested solely in the Company Stockholders and their successors in interest and (ii) any and all protections from disclosure, including attorney-client privileges and work product protections, associated with or arising from any such Privileged Communications that would have been exercisable by the Company shall thereupon be vested exclusively in the Company Stockholders.

(c)    This Section 9.4 is for the benefit of the Company Stockholders and such Persons are intended third-party beneficiaries.

9.5    Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 1.13, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in Delaware (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 1.13, each Party hereto and the Seller Representative hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto or the Seller Representative and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party and the Seller Representative agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party and the Seller Representative irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.5 shall affect the right of any Party or the Seller Representative to serve legal process in any other manner permitted by Law.

9.6    WAIVER OF JURY TRIAL. EACH PARTY HERETO AND THE SELLER REPRESENTATIVE HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO AND THE SELLER REPRESENTATIVE (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO OR THE SELLER REPRESENTATIVE HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO AND SELLER REPRESENTATIVE HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7    Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8    Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9    Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, and the Seller Representative.

9.10    Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Participating Holders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.11    Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12    Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13    Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.14    Seller Representative.

(a)    Each Participating Holder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably, as of the Closing, constitutes and appoints Fortis Advisors LLC, in its capacity as the Seller Representative, as the true and lawful exclusive agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement, the Seller Representative Engagement Agreement, and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) managing, controlling, defending and settling on behalf of an Indemnifying Party any indemnification claims against any of them under Article VI, including controlling, defending, managing, settling and participating in any Third Party Claim; (ii) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.13; (iii) acting on behalf of such Person under the Escrow Agreement; (iv) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (other than the Seller Representative Engagement Agreement) (provided, that any such action, if material to the rights and obligations of the Participating Holders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Participating Holders unless otherwise agreed by each Participating Holder who is subject to any disparate treatment of a potentially material and adverse nature); (v) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document (other than the Seller Representative Engagement Agreement); (vi) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vii) incurring and paying reasonable Seller Representative Expenses incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; and (viii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document (other than the Seller Representative Engagement Agreement), including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. Notwithstanding the foregoing, the Seller Representative shall have no obligation to act on behalf of the Participating Holders, except as expressly provided herein, in the Escrow Agreement and in the Seller Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Seller Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule other than the Seller Representative Documents. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser, the Purchaser or any Purchaser Indemnified Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon each Participating Holder and their respective successors and assigns as if expressly confirmed and ratified in writing by such Participating Holder, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The powers, immunities and rights to indemnification granted to the Seller Representative in this Section 9.14: (A) are irrevocable and shall survive the death, incompetence, bankruptcy or liquidation of any Participating Holder and shall be binding on any successor thereto and are coupled with an interest and (ii) shall survive the delivery of an assignment by any Participating Holder of the whole or any fraction of his, her or its interest in the Escrow Property. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b)    Any other Person, including the Purchaser, the Company and the Purchaser Indemnified Parties and the Purchaser Indemnifying Parties may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Participating Holders under any Seller Representative Documents (other than the Seller Representative Engagement Agreement). The Purchaser, the Company and each Indemnified Party and Indemnifying Party shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any indemnification claims by an Indemnified Party pursuant to Article VI, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Participating Holder nor any Indemnifying Party shall have any cause of action against the Purchaser, the Company or any other Indemnified Party for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Seller Representative shall be entitled to: (i) rely upon the Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Participating Holder or other party. The Purchaser, the Company and the other Purchaser Indemnified Parties shall not have any Liability to any Participating Holder for any allocation or distribution among the Participating Holders of payments made at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Participating Holder under any Seller Representative Document (other than the Seller Representative Engagement Agreement) shall be made to the Seller Representative for the benefit of such Participating Holder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Participating Holder with respect thereto. All notices or other communications required to be made or delivered by a Participating Holder shall be made by the Seller Representative (except for a notice under Section 9.14(d) of the replacement of the Seller Representative).

(c)    Certain Company Stockholders have entered into an engagement agreement (the “Seller Representative Engagement Agreement”) with the Seller Representative to provide direction to the Seller Representative in connection with its services under this Agreement, the Escrow Agreement and the Seller Representative Engagement Agreement (such Company Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). The Seller Representative will act for the Participating Holders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Participating Holders. Neither the Seller Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Seller Representative Group”), will be responsible or liable to the Participating Holders for any Losses that any Participating Holder or any Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement or the Seller Representative Engagement Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Participating Holders shall jointly and severally indemnify, defend and hold the Seller Representative Group harmless from and against any and all Losses (collectively, the “Seller Representative Expenses”) reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. Such Seller Representative Expenses may be recovered first, from the Representative Reserve Fund, second, from any distribution of the Escrow Property otherwise distributable to the Participating Holders at the time of distribution, and third, directly from the Participating Holders. The Participating Holders acknowledge that the Seller Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Seller Representative shall not be required to take any action unless the Seller Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Seller Representative against the costs, expenses and liabilities which may be incurred by the Seller Representative in performing such actions. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Participating Holders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.14 shall survive the Closing and continue indefinitely.

(d)    If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Participating Holders, then the Participating Holders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Participating Holders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement. The immunities and rights to indemnification shall survive the resignation or removal of the Seller Representative or any member of the Advisory Group and the Closing or any termination of this Agreement and the Escrow Agreement.

(e)    At the Closing, the Purchaser shall or shall cause the Company to pay to the Seller Representative, on behalf of the Participating Holders, cash to establish the Representative Reserve Fund. The Representative Reserve Fund Amount shall be held by the Seller Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Seller Representative for any Seller Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Seller Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Seller Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Reserve Fund other than as a result of its gross negligence or willful misconduct. The Seller Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Reserve Fund and has no tax reporting or income distribution obligations. The Participating Holders will not receive any interest on the Representative Reserve Fund and assign to the Seller Representative any such interest. Subject to Advisory Group approval, the Seller Representative may contribute funds to the Representative Reserve Fund from any consideration otherwise distributable to the Participating Holders. As soon as reasonably determined by the Seller Representative that the Representative Reserve Fund is no longer required to be withheld, the Seller Representative shall cause the remaining Representative Reserve Fund (if any) to be distributed to the Participating Holders, in accordance with their Pro Rata Shares.

9.15    Disclosure Schedules. The Purchaser Disclosure Schedule and the Company Disclosure Schedule have been prepared to correspond to and qualify specific numbered paragraphs of sections as set forth therein; provided, however, that any disclosure therein corresponding to and qualifying a specific numbered paragraph or section hereof shall be deemed to correspond to and qualify any other numbered paragraph or section to the extent the relevance of such disclosure to such other paragraph or section is reasonably apparent on the face of such disclosure without a need to review any underlying documents. Certain information set forth in the Purchaser Disclosure Schedule and the Company Disclosure Schedule is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any Dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in any schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material.

ARTICLE X
DEFINITIONS

10.1    Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the latest annual Company Financials.

“Action” means any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments required to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or Indianapolis, Indiana are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York and Indianapolis, Indiana are generally open for use by customers on such day.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Company on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company as of such time. For the avoidance of doubt, no deduction shall be made to the Closing Company Cash in respect of any amounts paid by the Company to fund the Representative Reserve Fund in accordance with Section 1.10(b).

“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Company, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), as determined in accordance with the Accounting Principles. For the avoidance of doubt, Closing Net Debt may be a positive or negative amount.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Confidential Information” means all confidential, nonpublic or proprietary documents and information concerning the Company or any of its Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation of any Person

“Company Equity Plan” means the Sexton Biotechnologies, Inc. 2019 Equity Incentive Plan.

“Company IP” means the Company Owned IP and the Intellectual Property in-licensed by the Company.

“Company Option” means an option to purchase Company Stock that was granted pursuant to the Company Equity Plan.

“Company Owned IP” means the Intellectual Property owned by the Company.

“Company Preferred Stock” means the Preferred Stock, par value $0.001 per share of the Company.

“Company Securities” means, collectively, the Company Stock and the Company Options.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of Company Stock, other than the Purchaser.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase orders, licenses (and all other contracts, agreements or arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law regarding the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Losses incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon actual fraud, an element of which is intent, in the making of any representation or warranty set forth in this Agreement.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases required to be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent such has been drawn or claimed against, (f) the net obligations pursuant to all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien on any property of such Person (other than any Permitted Lien), (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, trade secrets, Internet Assets, Software, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights related thereto, and applications for registration therefor.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers of the Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, treaty, rule, regulation, or Order that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, epidemic, pandemic, terrorism, war (whether or not declared) or natural disaster; (v) changes in applicable Law; (vi) the public announcement of this Agreement or the pendency of the transactions contemplated hereby; and (vi) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

“Net Merger Consideration” means the Merger Consideration less any amounts that would be payable in respect of the Purchaser Shares were they not cancelled and instead were entitled to Preferred Stock Merger Consideration.

“Net Working Capital” means, as of the Reference Time, (i) all current assets of the Company (excluding Closing Company Cash), minus (ii) all current liabilities of the Company (excluding Indebtedness and unpaid Transaction Expenses), as determined in accordance with the Accounting Principles and the example calculation set forth on Exhibit D.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict or judicial award made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Participating Holder” means a holder of Participating Shares.

“Participating Shares” means (a) shares of Company Stock that are outstanding immediately prior to the Effective Time other than Purchaser Shares and Dissenting Shares and (b) shares of Company Common Stock underlying Company Options that are outstanding immediately prior to the Effective Time.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“Per Share Closing Merger Consideration” means the amount equal to the quotient of (a) (i) the Merger Consideration, plus (ii) the product of (A) the exercise price of each Company Option multiplied by (B) the number of shares of Company Common Stock underlying each Company Option immediately prior to the Effective Time (rounded up to the nearest whole cent), minus (iii) the aggregate Per Share Preferred Return in respect of all outstanding shares of Company Preferred Stock (including the Purchaser Shares), minus (iv) the Escrow Amount, minus (v) the Representative Reserve Fund Amount, divided by (b) the fully diluted number, as of immediately prior to the Effective Time, of outstanding shares of Company Common Stock, outstanding shares of Company Preferred Stock and Company Common Stock underlying outstanding Company Options (including the Purchaser Shares).

“Permits” means all federal, state, local or foreign or other permits, grants, consents, approvals, authorizations, exemptions, licenses, franchises, permissions, clearances, confirmations, endorsements, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens on real property that do not materially impair the use of the real property used by the Company as currently used by the Company, or (f) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, office equipment, plant, parts and other tangible personal property.

“Post-Closing Payment” means each release from the Representative Reserve Fund, any payment made to the Participating Holders pursuant to Section 1.13 and each release of any Escrow Property.

“Privileged Communications” means, at any time, any and all privileged communications in whatever form, that shall have occurred between or among any of the Company Stockholders, holders of Company Options, Company or any of their Representatives, on the one hand, and any legal counsel representing the Company Stockholders, holders of Company Options or the Company, or any of their respective Representatives, on the other hand, relating to or in connection with this Agreement, the negotiations leading to this Agreement, any of the transactions contemplated herein or any other potential sale or transfer of control transaction involving the Company.

“Pro Rata Share” means, when used in reference to a Participating Holder, a fraction expressed as a percentage equal to (i) the number of Participating Shares held by such Participating Holder, divided by (ii) the aggregate number of Participating Shares held by all Participating Holders.

“Purchaser Common Stock” means the shares of common stock, par value $0.001 per share, of the Purchaser.

“Purchaser Stock Price” means a price per share equal to the VWAP of Purchaser Common Stock listed by the principal exchange or securities market on which shares of Purchaser Common Stock are then traded (or any successor exchange or quotation system on which such shares are listed or quoted) for the ten (10) Trading Day period ending on the Trading Day immediately prior to the date of determination, which in the case of determining the Merger Consideration Shares and the Escrow Amount shall be the ten (10) Trading Day period ending immediately prior to the execution date of this Agreement (and, for the avoidance of doubt, not the Closing Date). Any determinations of the Purchaser Stock Price shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Surviving Corporation.

“Reference Time” means 11:59 p.m. Eastern Standard Time on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove or treat any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Net Working Capital Amount” means an amount equal to $1,982,706.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock are then traded.

“Transaction Expenses” means all fees and expenses of the Company incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of the Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment, in any case, to be made to any current or former employee, independent contractor, director or officer of the Company at or after the Closing pursuant to any agreement to which the Company is a party prior to the Closing which become payable as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or the Company in connection with the Merger or the other transactions contemplated by this Agreement.

“VWAP” means, as of any date, the dollar volume-weighted average price for Purchaser Common Stock on the principal securities exchange or securities market on which such shares are then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of Purchaser Common Stock in the over-the-counter market on the electronic bulletin board for Purchaser Common Stock during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for Purchaser Common Stock as reported by NASDAQ; provided, that if the VWAP cannot be calculated for Purchaser Common Stock on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as reasonably determined in good faith by Purchaser.

10.2    Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Accounts Receivable	4.7(e)

Term	Section
Acquisition Proposal	5.3(a)
Adjustment Amount	1.13(d)
Advisory Group	9.14(c)
Agreement	Preamble
Allocation Schedule	1.12
Alternative Transaction	5.3(a)
Basket	6.4(a)
Certificate of Merger	1.2
CFO	1.13(a)
Claim Notice	6.5(b)
Closing	2.1
Closing Date	2.1
Closing Filing	5.11(b)
Closing Option Merger Consideration	1.9(e)
Closing Statement	1.13(a)
Closing Press Release	5.11(b)
Common Stock Merger Consideration	1.9(c)
Company	Preamble
Company Benefit Plan	4.19(a)
Company Certificates	1.10(a)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company Indemnified Party	6.3
Company Indemnifying Party	6.2
Company IP	4.13(d)
Company IP Licenses	4.13(a)

Term	Section
Company Material Contracts	4.12(a)
Company Permits	4.10
Company Personal Property Leases	4.16
Company Real Property Leases	4.15
Company Registered IP	4.13(a)
DGCL	Recitals
Dissenting Shares	1.15
Dissenting Stockholder	1.15
Effective Time	1.2
Enforceability Exceptions	3.2
Environmental Permits	4.20(a)
Escrow Account	1.16(a)
Escrow Agent	1.16(a)
Escrow Agreement	1.16(a)
Escrow Amount	1.16(a)
Escrow Property	1.16(a)
Escrow Shares	1.16(a)
Estimated Closing Statement	1.12
Exchange Agent	1.10(a)
Expenses	8.3
Expiration Date	1.16(b)
Federal Securities Laws	5.4
Fundamental Representations	6.1

Term	Section
Indemnified Party	6.2
Indemnifying Party	6.2
Independent Expert	1.13(b)
Independent Expert Notice Date	1.13(b)
Interim Balance Sheet Date	4.7(a)
Interim Period	5.1(a)
Letter of Transmittal	1.10(a)
Loss	6.2
Lost Certificate Affidavit	Section 1.01(e)
Merger	Recitals
Merger Consideration	1.8
Merger Consideration Shares	1.8
Merger Sub	Preamble
Non-Competition Agreement	Recitals
Objection Statement	1.13(b)
OFAC	4.24(c)
Off-the-Shelf Software	4.13(a)
Option Merger Consideration	1.9(e)
Outbound IP License	4.13(c)
Outside Date	8.1(b)
Party(ies)	Preamble
Pending Claims	1.16(b)
Per Share Preferred Return	1.9(b)
Preferred Stock Merger Consideration	1.9(b)
Public Certifications	3.6(a)

Term	Section
Purchaser	Preamble
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Indemnified Party	6.2
Purchaser Indemnifying Party	6.3
Purchaser Plans	5.14(c)
Purchaser Shares	1.9(a)
Registration Statement	5.9
Related Person	4.21
Representative Reserve Fund	Section 1.01(b)
Representative Reserve Fund Amount	Section 1.01(b)
Required Company Stockholder Approval	7.1(a)
Restricted Share	1.9(f)
Reviewed Company Financials	4.7(a)
SEC Reports	3.6(a)
Section 409A Plan	4.19(j)
Seller Representative	Preamble
Seller Representative Documents	9.14(a)
Seller Representative Engagement Agreement	9.14(c)
Seller Representative Expenses	9.14(c)
Seller Representative Group	9.14(c)
Signing Filing	5.11(b)
Signing Press Release	5.11(b)
Specified Courts	9.5
Surviving Corporation	1.1
Third Party Claim	6.5(c)
Top Customers	4.22(b)
Top Suppliers	4.22(b)
Transmittal Documents	Section 1.01(b)

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

BIOLIFE SOLUTIONS, INC.

By: /s/ Michael Rice
Name: Michael Rice
Title: CEO

Merger Sub:

BLFS MERGER SUB, INC.

By: /s/ Michael Rice
Name: Michael Rice
Title: CEO

The Company:

SEXTON BIOTECHNOLOGIES, INC.

By: /s/ Sean Werner
Name: Sean Werner
Title: President

The Seller Representative:

FORTIS ADVISORS LLC, solely in the capacity as the Seller Representative hereunder

By: /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

[Signature Page to Merger Agreement]